貝克・麥堅時律師事務所

07023203

HUADIAN 12g3-2(b)
File No. 82-4932

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32073984-130435

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Washington, DC

April 27, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

Division of Corporation Finance
- International Mail Stop 3-2

By Hand
SEC Mail Processing Section
RECEIVED
MAY - 1 2007
WASH, D.C.
186

PROCESSED
MAY 0 7 2007
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 17, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

P.P. Chun-Hui Lin

Joyce Ip / Chun-Hui Lin

Encl.

5/4

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission on April 17, 2007:

1. Overseas Regulatory Announcement – Issue of First Tranche of Short-Term Debentures of 2007, released on April 27, 2007.

27 APR 2007 THE STANDARD NOTICES N21

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF FIRST TRANCHE OF SHORT-TERM DEBENTURES OF 2007

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Stock Exchange").

Huadian Power International Corporation Limited* (the "Company") has received the Notice of the People's Bank of China (the "PBC") Concerning the Issue of Short-term Debentures by Huadian Power International Corporation Limited* (Yin Fa [2007] No.130). The PBC has registered and approved the Company to issue the first tranche of short-term debentures of 2007 ("Short-term Debentures"), subject to the condition that the total sum of short-term debentures of the Company not exceeding RMB4 billion at any time during the period up to the end of April 2008 and such issue can be once-off or multiple. The Industrial and Commercial Bank of China will act as the lead underwriter for issue of the Short-term Debentures.

Pursuant to the Management Rules on Short-term Debentures and relevant regulations of the PBC, the Company will issue the Short-term Debentures in the PRC interbank debenture market with principal amount of RMB4 billion and a maturity period of 272 days. The Short-term Debentures will be issued at discount through book building and centralised placing. The issue price will be determined based on the results of book building. The Short-term Debentures will be redeemed at its face value upon maturity. For details of relevant documents, please visit the websites of China Money (http://www.chinamoney.com.cn) and/or China Bond(www.chinabond.com.cn).

The issue of Short-term Debentures does not constitute any transaction under Chapter 14 and Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement does not constitute, or form part of, an offer or invitation, or solicitation or inducement of an offer, to subscribe for or purchase any of the Short-term Debentures or other securites of the Company, nor is this announcement calculated to invite offers for any securities of the Company.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
26 April 2007

* *For identification only*

貝克·麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

HUADIAN 12g3-2(b)
File No. 82-4932

Our ref: 32073984-130435

April 30, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

Division of Corporation Finance
- International Mail Stop 3-2

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated April 27, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Si

Joyce Ip / Ingrid Ling

Encl.

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made *Public*
in connection with the Listing since last submission on April 27, 2007:

1. 2007 First Quarterly Results, released on April 30, 2007.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

2007 FIRST QUARTERLY RESULTS

華電國際電力股份有限公司Huadian Power International Corporation Limited* (the "Company") is required to publish its quarterly results pursuant to and in accordance with the relevant PRC laws and regulations.

All financial information set out in the Company's 2007 first quarterly report (the "Quarterly Report") is unaudited, and the relevant financial statements are prepared in accordance with PRC Accounting Standards for Business Enterprises ("PRC GAAP").

This announcement is made in compliance with the disclosure requirements under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

1. IMPORTANT NOTICE

1.1 In accordance with the relevant PRC regulatory requirements, the board of directors of the Company (the "Board") and its directors (the "Directors") confirm that there are no misleading statements or misrepresentation contained in the Quarterly Report, or material omission in preparing the Quarterly Report, and the Directors collectively and individually accept responsibility for the truthfulness, accuracy and completeness of the contents herein.

1.2 All of the Directors attended in person the 17th meeting of the fourth session of the Board.

1.3 Mr. Cao Peixi (Chairman of the Company), Mr. Zhu Fangxin (Chief Accountant) and Mr. Tao Yunpeng (Head of the accounting department) have confirmed the truthfulness and completeness of the financial statements in the Quarterly Report.

1.4 All financial information set out in the Quarterly Report is unaudited, and the financial statements are prepared in accordance with the PRC GAAP.

1.5 This announcement is made in compliance with the disclosure requirements under Rule 13.09(2) of the Hong Kong Listing Rules.

2. COMPANY PROFILE

2.1 Major unaudited financial information and financial indicators

Currency: RMB

	End of current reporting period	End of last year	Increase/(decrease) from end of last year (%)
Total assets *(RMB'000)*	56,216,345	54,230,461	3.66
Shareholders' equity (excluding: minority interests) *(RMB'000)*	13,717,033	13,422,648	2.19
Net assets per share *(RMB)*	2.28	2.23	2.19

	From the beginning of the year to the end of the current reporting period	Increase/(decrease) from the corresponding period of last year
Net cash inflow from operating activities *(RMB'000)*	1,479,261	19.04
Net cash inflow from operating activities per share *(RMB)*	0.25	19.04

	Current reporting period	From the beginning of the year to the end of the current reporting period	Increase/(decrease) from the corresponding period of last year
Net profit *(RMB '000)*	279,485	279,485	1.22
Basic earnings per share (RMB) *(Note 1)*	0.046	0.046	1.22
Diluted earnings per share (RMB) *(Note 2)*	0.046	0.046	1.22
Return on net assets (%)	2.04	2.04	Decrease 0.11 percentage point
Return on net assets after deducting non-recurring items (%)	2.06	2.06	Decrease 0.04 percentage point

Non-recurring items	From the beginning of the year to the end of the current reporting period *(RMB'000)*
Other non-recurring items	(2,834)
Total	(2,834)

Note1. To the nearest four decimal places, the basic earnings per share for the reporting period was RMB0.0464 per share. The basic earnings per share for the same period last year was RMB0.0459 per share.

Note2. Please refer to the above note for illustration of the diluted earnings per share.

2.2 **Total number of shareholders and top 10 registered holders of listed shares not subject to trading moratorium as at the end of the reporting period (the Company has completed share reform)**

Total number of shareholders as at the end of the reporting period: 131,349 shareholders

Particulars of the top 10 holders of listed shares not subject to trading moratorium

Unit:Shares

Name of shareholders (in full)	Number of listed shares not subject to trading moratorium held as at the end of the reporting period	Class of shares
HKSCC Nominees Limited	1,424,415,900	H shares
China Huadian Corporation	60,088,467	A shares
Goldman Sachs Asset Management International - Goldman Sachs International China Fund	15,971,552	A shares
China Construction Bank - Xinchengjingcui Growing Stock Type Securities Investment Fund	14,916,363	A shares
Shenyinwanguo – Citi Group – DEUTSCHE BANK AKTIENGESELLSCHAFT	3,520,117	A shares

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

2007 FIRST QUARTERLY RESULTS

Huang Feixiang	3,022,900	A shares
Di Yanping	2,640,900	A shares
Gao Yurong	2,638,099	A shares
Bank of China - Jiashihushen 300 Index Securities Investment Fund	2,008,300	A shares
Mao Guomin	2,000,000	A shares

3. SIGNIFICANT EVENTS

3.1 Disclosure as to and reasons for, material changes in major accounting items and financial indicators of the Company

The Company has adopted new accounting standards since 1 January 2007. The financial statements of the Company were prepared in accordance with the new accounting standards and the "Question and Answer No. 7 Regarding the Rules on Information Disclosure for Companies that Publicly Offer Securities - Compilation and Disclosure of Comparative Financial and Accounting Information During the Transition Period between the New and Old Accounting Standards" promulgated by China Securities Regulatory Commission, adjusting the comparative balance sheet as at the beginning of the reporting period and the income statement for the same period of last year retrospectively as well as stating the adjusted income statement as the comparative income statement of the reporting period. Meanwhile, the Company completed the acquisition of Anhui Huadian Wuhu Power Company Limited ("Wuhu Company") in January 2007 and consolidated it into the Company's consolidated financial statements. As it was addition of subsidiary in form of business combination under common control, the Company adjusted opening balances of the consolidated financial statements of the reporting period. In addition, the decrease of utilization hours of the generating equipments and the increase of coal price in the first quarter brought great pressure to the Company's operation, but the net profit is compatible to that of last year thanking to arduous hard-working of the Company.

1. At the end of reporting period, major changes in the balance sheet items and their reasons are as follows:

   (1) Decrease of designated loans at the end of the reporting period compared with that at the beginning of the reporting period is mainly attributable to the withdrawal of designated loans from the borrower by Anhui Huadian Wuhu Power Company Limited, a company newly acquired by the Company in 2007;

   (2) The decrease of deferred tax assets at the end of the reporting period compared with that at the beginning of reporting period is due to the reversal of the Company's deferred tax assets in 2007;

   (3) The increase of other non-current liabilities at the end of the reporting period compared with that at the beginning of the reporting period is attributable to the receipt of charges on heat and auxiliary equipments in advance by Huadian Qingdao Heat Company Limited, a controlled subsidiary of the Company;

   (4) The decrease of special payables at the end of reporting period compared with that at the beginning of the period is mainly due to the transferal of special grants to capital reserves after the related projects have been completed and transferred to fixed assets.

2. In the reporting period, major changes in income statement items and their reasons are as follows:

   (1) The increase of financial expenses compared with that of the same period of last year is mainly due to the increase of interest expenditure being charged into income statement as a result of the Company's new generating units commenced operation in 2006;

   (2) The increase of investment income compared with that of the same period of last year is mainly attributable to the share of profit of the same term from Huadian Coal Industry Group Company Limited and China Huadian Corporation Finance Company Limited, the Company's associates invested by the company in 2006;

   (3) The decrease of income tax compared with that of the same period of last year is mainly due to the Company's remeasurement of the deferred tax assets and liabilities in accordance with the tax rate provided by the newly promulgated income tax law;

   (4) The increase of profit and loss attributable to minority shareholders compared with that of the same period of last year is mainly due to the Company's remeasurement of the deferred tax assets and liabilities in accordance with the tax rate provided by the newly promulgated income tax law;

3. In the reporting period, major changes in cash flow statement items and their reasons are as follows:

   (1) Compared with that of the same period of last year, the rise of net decrease in cash flow generated from investment activities is mainly due to the increase of expenditures for projects under construction of the Company over the same period of last year;

   (2) Compared with that of the same period of last year, the rise of net increase in cash flow generated from financing activities is mainly due to the increase of proceeds from borrowings by the Company compared with that of the same period of last year;

   (3) Compared with the same period of last year, the rise of net decrease in cash and cash equivalent is mainly due to the increase of investment in projects under construction of the Company.

3.2 The first of the two 660 MW generating units of phase one project of Huadian *Xinxiang Power Generation* Company Limited, in which the Company owns 90% equity interests, completed 168 hours of trial run on 19 April 2007 as stipulated by the State. At present, the total installed capacity controlled or invested by the Company amounted to 15,442 MW and the interested capacity of the Company amounted to 12,343 MW.

3.3 Status of performance of undertakings made by the Company, shareholders and de facto controllers

(1) China Huadian Corporation ("China Huadian") will not engage in the trading of the non-circulating shares held by it within 36 months from the day of granting of the listing status of non-circulating shares of the Company. Moreover, China Huadian will also comply with the same undertakings for its 196,000,000 placing A shares and the 58,800,000 shares offered to it under the share reform. China Huadian has performed such undertakings during the reporting period.

(2) China Huadian will increase its holding of the Company's circulating A shares at the right time within two months after the implementation of the share reform proposal of the Company. The amount contributed will not be more than RMB300 million and the number of shares to be acquired by China Huadian will not be more than 120,000,000 shares. China Huadian will not sell the acquired shares and will duly discharge the obligation of relevant information disclosure during the period of the acquisition of the acquired social public shares of the Company and within 6 months after the completion of such acquisition. China Huandian has performed such undertakings during the reporting period.

(3) Upon the official promulgation and implementation of the relevant regulations in relation to the incentive plan for the management of listed companies by the State, China Huadian will proactively procure an incentive plan for the management of the Company. Implementation of such plan is being investigated at present.

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock Code: 1071)

2007 FIRST QUARTERLY RESULTS

3.4 **Reasons for the differences between shareholders' equity at the beginning of 2007 in the balance sheet of the Quarterly Report and shareholders' equity at the beginning of 2007 in "Reconciliation of Shareholders' Equity under the New and the Old Accounting Standards":**

(1) The one-off amortization of the Company's long-term deferred expenses as at 31 December 2006 reduced the shareholders' equity at the beginning of the reporting period of RMB 16,870,000.

(2) the Company completed the acquisition of Wuhu Company and consolidated it into the Company's consolidated financial statements. As it was the addition of subsidiary in form of business combination under common control, the Company shall adjust opening balances of the consolidated balance sheet of the reporting period, resulting in a decrease of shareholders' equity at the beginning of the reporting period by RMB21,677,000.

The Company's unaudited consolidated balance sheet and balance sheet as at 31 March 2007, consolidated income statement and income statement and consolidated cash flow statement and cash flow statement for the three months ended 31 March 2007 (all prepared in accordance with the PRC GAAP) are published on the website of the Shanghai Stock Exchange (www.sse.com.cn).

By Order of the Board
Huadian Power International Corporation Limited*
Chairman
Cao Peixi

As at the date of this announcement, the Directors are:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
27 April 2007

* *For identification purpose only*

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS OF THE 17TH MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The 17th meeting of the 4th session of the board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") was convened on 27 April 2007 at the Company's conference room situating at No.14 Jingsan Road, Jinan City, Shandong Province, the PRC. The meeting was presided over by Mr. Cao Peixi, chairman of the Board and 12 directors of the Company attended the meeting in person. The meeting was convened in compliance with the relevant PRC laws and regulations and the relevant provisions of the Articles of Association of the Company, and was lawful and valid. Mr. Feng Lanshui, Mr. Li Changxu and Ms. Zheng Feixue, supervisors of the Company, attended the meeting as non-voting participants. The following resolutions were passed upon the voting by the directors attending the meeting:

1. The Proposal on Amendments to the Accounting Policies of the Company was considered and approved, approving the Company's amendments to the accounting policies in accordance with changes of the relevant PRC laws and regulations on accounting policies.

2. The Company's first quarterly report of 2007 prepared under the PRC Accounting Standards for Enterprises and in accordance with the requirements of China Securities Regulatory Commission was considered and approved. The Secretary to the Board was authorized to amend the same at his discretion and timely publish the same pursuant to the relevant regulations of the Stock Listing Rules of Shanghai Stock Exchange (the "SSE") and the simultaneous disclosure required by the Hong Kong Stock Exchange.

3. The Proposal on Appointing the Company's Deputy General Manager, General Engineer as well as Dismissing the Company's Deputy General Manager was considered and approved, unanimously approving the appointments of Mr. Bai Hua and Mr. Wang Hui as the Company's deputy general managers and Mr. Xie Yun as the Company's general engineer, and the stepping down of Mr. Geng Yuanzhu from the position of deputy general manager of the Company.

   Such changes came into effect on 6 April 2007, the nomination date by the general manager.

   The independent directors have no objection to the candidates above.

4. The Proposal of Providing Guarantee in favour of Jiangsu Huadian Binhai Wind Power Company Limited ("Binhai Wind Power Company") for Loans for a Wind Power Project was considered and approved, approving the Company to provide guarantee for loans for the purchase of wind power generating equipments by Binhai Wind Power Company, a wholly owned subsidiary of the Company, with aggregate secured sum not exceeding RMB 576,090,000; and authorizing the general manager or the chief accountant to determine the term of the guarantee pursuant to the project's progress, and to execute the guarantee agreement or other documents related to such guarantee. Such guarantee will successively happen in line with the delivery of wind power generating equipments and payment of consideration during the construction period of the wind power project. Upon the execution of the guarantee agreement, the Company will disclose the details of such agreement separately in accordance with the requirements of the SSE on disclosure of guarantee.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
27 April 2007

* *for identification only*

END